UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

AIXTRON SE

(Name of Subject Company)

AIXTRON SE

(Name of Person(s) Filing Statement)

Ordinary Shares, no-par value registered share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Martin Goetzeler

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath,

Federal Republic of Germany

+49 2407 9030-113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Markus Hauptmann Tobias A. Heinrich White & Case LLP Bockenheimer Landstraße 20 60323 Frankfurt am Main Federal Republic of Germany +49 69 29994 0	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (the “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by AIXTRON SE (“AIXTRON”), with the Securities and Exchange Commission on August 11, 2016, relating to the voluntary takeover offer (the “Takeover Offer”) by Grand Chip Investment GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the local court of Frankfurt am Main under HRB 104996 (the “Bidder”), to purchase all no-par value registered shares (the “AIXTRON Shares”) in AIXTRON, including the AIXTRON Shares represented by American Depositary Shares, pursuant to a Business Combination Agreement, dated as of May 23, 2016, among AIXTRON, AIXTRON China Ltd., the Bidder, Fujian Grand Chip Investment Fund LP, the Bidder’s indirect parent company (“FGC”), and Mr. Zhendong Liu, FGC’s Managing Partner.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 8

On November 18, 2016, AIXTRON issued an ad hoc announcement, which is filed as Exhibit (a)(34) hereto and is incorporated herein by reference.

Item 9. Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit (a)(34) as set forth below:

Exhibit No.	Description
(a)(34)	Ad Hoc Announcement issued by AIXTRON SE on 18 November 2016.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AIXTRON SE

	By:	/s/ MARTIN GOETZELER
Name: Martin Goetzeler
Title: President and CEO

	By:	/s/ DR. BERND SCHULTE
Name: Dr. Bernd Schulte
Title: Executive Vice President and COO

Dated: 18 November 2016

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